Exhibit 99.3

SMJ INTERNATIONAL HOLDINGS INC.
INSIDER TRADING POLICY
Effective September 5, 2025

I. Purpose and Policy Overview

This Insider Trading Policy (“Policy”) is designed to promote compliance with federal and state securities laws, including Rule 10b-5 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. It applies to all directors, officers, employees, contractors, consultants, and certain affiliates of SMJ International Holdings Inc. (the “Company”) who may have access to material nonpublic information about the Company or other entities with which it does business.

The unauthorized use or disclosure of material nonpublic information—often referred to as “inside information”—to trade in securities or to advise others (i.e., “tipping”) is strictly prohibited and may result in serious criminal, civil, and corporate penalties.

This Policy applies to any transaction involving the Company’s securities, including:

●	Class A ordinary shares, Class B ordinary shares, and preference shares;

●	Options, warrants, restricted stock units (RSUs), and convertible securities;

●	Derivatives and swaps related to Company stock;

●	Any securities of other entities where insider knowledge was obtained through the course of Company duties.

Immediate family members, household members, and entities controlled by Insiders are also subject to this Policy. For purposes of this Policy, an ‘Insider’ includes all directors, officers, employees, consultants, contractors, and any other person who has access to or is entrusted with material nonpublic information by virtue of their position, role, or relationship with the Company, regardless of whether they are aware of such information at a given time. In addition, with regard to Insiders who have terminated their position with the Company: (i) for Insiders in possession of material nonpublic information at the time of their termination, this Policy applies until such information becomes public or non-material; and (ii) for Insiders who terminate their position with the Company during a Blackout Period, this policy applies until the end of the Blackout Period.

Information is considered “material” if a reasonable investor would consider it important in making a decision to buy, sell, or hold the Company’s securities. Examples may include:

●	Financial results and projections not yet public;

●	Merger, acquisition or disposition activity;

●	Major new contracts or loss of significant customers;

●	Changes in executive leadership;

●	Equity or debt financings;

●	Product launches, defects, or recalls;

●	Regulatory actions, investigations, or litigation developments;

●	Stock splits or dividend changes.

Information is ‘nonpublic’ until it has been widely disseminated through press releases, SEC filings, or other public disclosures and a reasonable amount of time (typically two full trading days) has passed. Determining materiality is not always clear-cut. If there is any doubt, individuals should seek guidance from the CFO, General Counsel, or Outside Counsel before proceeding.

II. Prohibited Activities

1.	Trading While Aware of Material Nonpublic Information

No Insider may trade in Company securities while in possession of material nonpublic information.

2.	Tipping

No Insider may disclose material nonpublic information to others who may trade based on that information.

3.	Short Sales and Derivative Transactions

Short sales of Company securities are strictly prohibited. Additionally, Insiders may not engage in transactions in put or call options or other derivatives of the Company’s securities unless part of a pre-approved 10b5-1 trading plan.

4.	Hedging and Pledging

Insiders may not hedge their economic exposure to Company securities or pledge Company securities as collateral without prior approval from the General Counsel, Outside Counsel or CFO. Insiders proposing to pledge company securities as collateral for a loan will be asked to provide evidence of their financial capacity to repay the loan without resorting to the sale of company securities.

To prevent even the appearance of improper trading:

●	Semi-annual Blackout Periods: Begin at the close of trading on the last day of each fiscal year and on the last day of each interim six-month financial period and end at 5:00 p.m. Eastern Time on the second full trading day following the Company’s public release of financial results.

●	Event-Specific Blackouts: May be implemented when material developments are pending and undisclosed.

Only designated individuals may be subject to automatic blackouts (directors, officers, finance personnel, etc.). All other Insiders are strongly encouraged to consult with the CFO before any trades. The prohibition against trading during blackout periods also applies to the automatic execution of limit orders unless executed pursuant to a compliant Rule 10b5-1 trading plan.

III. Pre-Clearance Requirement

All transactions by directors, executive officers, and other designated individuals (including their family members and controlled entities) must be pre-cleared in writing by the CFO, Outside Counsel or General Counsel. This includes the adoption, modification, or termination of any 10b5-1 Plan.

Directors and executive officers may adopt Rule 10b5-1 trading plans only during open trading windows and must:

●	Include a cooling-off period of 90 days before the first trade;

●	Include a representation that the individual is not in possession of material nonpublic information at the time of adoption;

●	Be submitted to the Company’s counsel for review and approval prior to adoption;

●	Not overlap with other 10b5-1 plans for the same class of securities;

●	Be entered into in good faith and not as part of a scheme to evade insider trading laws;

●	Be promptly provided to the Company upon request and retained as part of the Company’s compliance records.

IV. Exceptions to Trading Restrictions

The following transactions are generally permitted, subject to applicable law:

●	Exercises of stock options or RSUs (without a sale of shares);

●	Bona fide gifts (not in anticipation of a market transaction);

●	Purchases through an employee stock purchase plan (ESPP) or 401(k) plan;

●	Transactions under an approved Rule 10b5-1 plan.

V. Compliance and Reporting

The Company takes compliance with this Policy seriously. Any enforcement action will be proportionate and will follow a thorough review of the circumstances. Consequences for violation of this Policy may be significant, including, but not limited to:

●	Disciplinary action up to and including termination of employment or contractual relationships;

●	Civil liability, including potential monetary penalties under applicable securities laws;

●	Criminal sanctions, which may include significant fines or imprisonment as provided by federal law.

Any questions regarding this Policy or reports of potential violations should be directed to the Company’s CFO, General Counsel or Outside Counsel. Confidentiality will be maintained to the extent possible.

Insiders are cautioned that all obligations with regard to trading in compliance with federal and state securities laws and all related reporting obligations are those of the individual Insider, not the Company. The Company assumes no liability in regard to the trading and trade reporting activities of any individual insider, regardless of whether a trade is precleared or if preclearance is denied.

The Company may require Insiders to complete periodic training on insider trading rules and this Policy.

This Policy shall be reviewed and reapproved by the Board of Directors or the Audit Committee on an annual basis.

Signed acknowledgments will be retained by the Company’s Legal or HR department for at least five years.

VI. Acknowledgment and Certification

All employees, directors, officers, and covered parties must acknowledge receipt and understanding of this Policy and certify compliance annually.

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